Filed pursuant to Rule 424(b)(3)
File No. 333-233835

EATON VANCE MUNICIPAL INCOME TRUST
Supplement to Prospectus dated March 29, 2022 and Prospectus Supplement dated March 29, 2022

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On November 16, 2022, the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $9.90, $11.05 and (10.41)%, respectively. As of November 16, 2022, we had 39,667,163 Common Shares outstanding and net assets of approximately $438,175,268.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $9.90 per share for our Common Shares on the NYSE as of November 16, 2022, we estimate that the net proceeds of this offering will be approximately $11,181,902 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

November 17, 2022